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                             August 22, 2023

       Kenneth D. Tuchman
       Chairman and Chief Executive Officer
       TTEC Holdings, Inc.
       6312 South Fiddlers Green Circle
       Suite 100N
       Greenwood Village, CO 80111

                                                        Re: TTEC Holdings, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 11,
2023
                                                            File No. 001-11919

       Dear Kenneth D. Tuchman:

              We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 11, 2023

       Pay Versus Performance, page 53

   1. In footnote 1, please ensure that you identify each named executive officer included in the calculation of average
non-PEO compensation for every year presented, including the most recent fiscal
year. See Regulation S-K Item 402(v)(3).
   2. We note that you include Revenue, Adjusted Operating Income, and Adjusted EBITDA as
                                                        your Company-Selected
Measures. Regulation S-K Item 402(v)(2)(vi) permits you to
                                                        designate only one
Company-Selected Measure, which, in your assessment, "represents the most important
financial performance measure (that is not otherwise required to be disclosed in the table)
used by [you] to link compensation actually paid to [your] named executive officers, for
the most recently completed fiscal year, to company performance."
                                                        Please ensure that you
include only one Company-Selected Measure in the pay versus
                                                        performance table.

                                                        You may elect to
provide in the table one or more performance measures in addition to the
                                                        Company-Selected
Measure, provided that the disclosures about those measures "may not be misleading or
obscure the required information, and the additional performance measures may not be
presented with greater prominence than the required disclosure." See
 Kenneth D. Tuchman
TTEC Holdings, Inc.
August 22, 2023
Page 2
         Pay Versus Performance, Release No. 34   95607 (Apr. 29, 2015) [87 FR
55134 (Sept. 8,
         2022)] at 55159. Note that each additional measure must also be accompanied by a clear description of the relationship between executive compensation actually paid to your
         PEO, and, on average, to the other named executive officers, and that measure, across the fiscal years presented. See Regulation S-K Item 402(v)(5)(iv).
3. We note that you include in the pay versus performance table the non-GAAP measures
         Adjusted Operating Income and Adjusted EBITDA, and we note your tabular disclosure of "GAAP vs. Adjusted Performance." Please ensure that you provide disclosure showing how these numbers are calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(vi). If the disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-
         reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.
4.       While we note your disclosure "Company TSR and Peer Group TSR" on page
55, it
         appears that you have not provided all of the relationship disclosures required by
         Regulation S-K Item 402(v)(5). Please ensure that you provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.
5. In calculating the compensation actually paid for the non-PEO named executive officers, you indicate that you exclude the value of certain outstanding and unvested performance-
         based equity awards that were granted in the covered fiscal year. Regulation S-K Item
         402(v)(2)(iii)(C)(1)(i) requires that you include the "fair value as of the end of the covered fiscal year of all awards granted during the covered fiscal year that are outstanding and unvested as of the end of the covered fiscal year." In your calculations of compensation actually paid, please ensure that you include the fair values required by
         Regulation S-K Item 402(v)(2)(iii)(C)(1)(i).
       Please contact Eric Envall at 202-551-3234 or Charlie Guidry at 202-551-3621 with any questions.



FirstName LastNameKenneth D. Tuchman                            Sincerely,
Comapany NameTTEC Holdings, Inc.
                                                                Division of
Corporation Finance
August 22, 2023 Page 2                                          Disclosure
Review Program
FirstName LastName